UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ROYAL DUTCH SHELL PLC 2015 INTERIM DIVIDEND TIMETABLE

The Board of Royal Dutch Shell plc today announced the intended timetable for the 2015 quarterly interim dividends.

2015 Interim Dividend Timetable

 4th Quarter 2014 1st Quarter 2015 2nd Quarter 2015 3rd Quarter 2015
Announcement date January 29,
2015 April 30,
2015 July 30,
2015 October 29,
2015
Ex-dividend date RDS A ADSs and RDS B ADSs (Note 1) February 11,
2015 May 13,
2015 August 12,
2015 November 10,
2015
Ex-dividend date RDS A and RDS B shares (Note 1) February 12,
2015 May 14,
2015 August 13,
2015 November 12,
2015
Record date February 13,
2015 May 15,
2015 August 14,
2015 November 13,
2015
Closing of currency election (Note 2) February 27,
2015 June 1,
2015 August 28,
2015 November 27,
2015
Pounds sterling and euro equivalents announcement date March 6,
2015 June 8,
2015 September 4,
2015 December 4,
2015
Payment date March 20,
2015 June 22,
2015 September 21,
2015 December 18, 2015

Note 1

The London Stock Exchange and Euronext Amsterdam, with effect from October 6,
2014 reduced the standard settlement cycle in accordance with the Regulation of the European Parliament and of the Council on improving securities settlement in the European Union and on central securities depositories (CSDs) and amending
Directive 98/26/EC (the “CSD Regulation”). This CSD Regulation aims to harmonise
EU securities settlement cycles towards a T + 2 cycle. As a result RDS A shares and RDS B shares traded on these markets will now settle one day quicker than the RDS A ADSs and RDS B ADSs traded in the United States. Record dates will not change. The timings of these are detailed above.

Note 2

A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland.  Please contact your broker, financial intermediary, bank or financial institution where you hold your securities account for the election deadline that applies.

The 2015 interim dividend timetable is also available on www.shell.com/dividend

Royal Dutch Shell plc
The Hague, October 30th, 2014

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Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this report “Shell”, “Shell group” and
“Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
“we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’,
“Shell subsidiaries” and “Shell companies” as used in this report refer to companies over which Royal Dutch Shell plc  either directly or indirectly has control. Companies over which Shell has joint control are generally referred to
“joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this report joint ventures and associates may also be referred to as
“equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by
Shell in a venture, partnership or company, after exclusion of all third-party interest.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’,
‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’,
‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’
and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2013 (available at www.shell.com/investor and
www.sec.gov ). These risk factors also expressly qualify all forward looking statements contained in this report and should be considered by the reader.
Each forward-looking statement speaks only as of the date of this report October
30, 2014. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

We may have used certain terms, such as resources, in this report that United
States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 October 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary